FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On July 1st, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: July 1st, 2004

Exhibit 1

Compugen Establishes Small Molecule Drug Discovery Subsidiary

Tel Aviv, Israel - July 1, 2004 - Compugen Ltd. (Nasdaq: CGEN) announced today the establishment of a new subsidiary, Keddem Bioscience Ltd., focused on small molecule drug discovery. The program now being transferred to the new company was initiated in 2000 as the chemistry division of Compugen.  The subsidiary`s offices and laboratories are located in Ashkelon, Israel.

Keddem`s objective is to dramatically improve the success rate for the development of new drug products by developing and applying a technology platform that consistently enables the design of small molecule modulators for potentially any given protein target. Relevant targets may include difficult or intractable targets, such as protein-protein interactions, many of which are considered well validated but have so far been beyond the reach of conventional practices.

Identifying a lead chemical for a potential target is a long and arduous undertaking, considered by many to be the limiting factor in drug development. Common methods for finding such molecules, typically variants of high-throughput screening of drug-like compounds or protein structure-based drug design, suffer from low success rates and often fail to find any candidate compound for a given target.

The Keddem approach is based on the proposed creation of a comprehensive, yet relatively small set of carefully designed molecules and a suite of algorithms. The set will consist of less than 100,000 molecules, mostly novel compounds that differ in several ways from molecules in existing screening libraries. Although 100,000 compounds is a small number compared to the millions typically used in screening libraries of drug-like compounds, the Keddem screening set is designed to be truly exhaustive, covering the relevant chemical space, and so should be equally applicable to all targets.

When synthesized, the Keddem set of molecules will be used in a screening process, with a functional assay for the target of interest. Utilizing a suite of algorithms to analyze the screening results, the platform is designed to provide comprehensive three-dimensional information about the active site of the target. This information then enables the design of a variety of potent inhibitors satisfying desired drug-like properties.

"This initiative is another example of the power in bringing the capabilities of physics, mathematics, and computer science to the disciplines underlying pharmaceutical research," stated Mor Amitai, Ph.D., President and Chief Executive Office of Compugen Ltd. "We are very pleased that this activity has now matured to the point where establishing it as a separate company provides the best opportunity to fulfill its significant potential. At the same time," Dr. Amitai continued, "similar to our decision to establish Evogene as our agbio subsidiary, this enables Compugen to maintain its focus on predictive biology and on the creation and use of discovery engines for new therapeutic proteins and diagnostic markers."

Keddem`s current research team consists of professionals from the fields of physics, mathematics, chemistry, and biochemistry.  The Company is managed by Dr. Dror Ofer and Dr. Arnon Levy.

"Our technology aims at finding small molecule drug candidates for any target protein, including the many so-called `undruggables.` In our opinion, the discovery of effective new molecular entities is the primary bottleneck of the pharmaceutical industry and is unlikely to be alleviated by scale up or variation of current approaches, but will require advanced scientific methodology such as ours," said Dror Ofer, Ph.D., Co-Chief Executive Officer of Keddem Bioscience. "`Going back to the basics` in this field is, in spite of the inherent uncertainties, no longer a luxury but rather an imperative. We are enthusiastic about further developing this radically new scientific approach as a separate company," Dr. Ofer continued.

About Compugen

Compugen, a genomics-based drug and diagnostic discovery company, increases the probability of successful development of novel drug and diagnostic products by incorporating ideas and methods from mathematics, computer science, and physics into the disciplines of biology, organic chemistry, and medicine. This unique capability results in powerful predictive models and discovery engines, which are both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. For additional information, please visit Compugen's corporate Website at www.cgen.com <http://www.cgen.com> <<http://www.cgen.com/?Z3PR>>.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed on form 20F that are filed with the Securities and Exchange Commission.

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